Metropolitan Life Insurance Company

200 Park Avenue, New York, New York 10166

CERTIFICATE RIDER

Group Contract no.:

Contractholder:

Effective Date:    September 1, 2025

The certificate is changed as follows:

“A Digital Estate Planning Platform is included with Group Variable Universal Life (GVUL) or Group Universal Life (GUL) Insurance at no additional cost. MetLife has arranged for this Platform to be provided by a MetLife affiliate. The Platform will be made available to Employees and their Spouses so they can create estate planning documents through legalplans.com/estateplanning.”

The Effective Date of this rider is the later of the Effective Date shown above or Your original Certificate Date shown in the Certificate.

This rider is to be attached to and made a part of the Certificate.

GCR20-04 l/destp